Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

AltaGas Ltd. (“AltaGas” or the “Corporation”)
1700, 355 – 4th Avenue, S.W.
Calgary, AB
T2P 0J1

2.	Date of Material Change:

October 15, 2020.

3.	News Release:

A news release disclosing the material change was issued on October 16, 2020 through the news wire services of Cision.

4.	Summary of Material Change:

On October 16, 2020, AltaGas announced that AltaGas Idemitsu Joint Venture Limited Partnership (“AIJV”) and SAM Holdings Ltd. (“SAM”) have entered into a definitive agreement (the “Letter Agreement”) with respect to the put process surrounding Petrogas Energy Corp. (“Petrogas”), which was originally announced on January 2, 2020. Pursuant to the Letter Agreement, AltaGas will indirectly acquire an additional 37 percent of Petrogas’ equity for total consideration of approximately $715 million and additional contingent consideration of up to $16 million. AltaGas plans to fund the transaction through draws on its existing credit facilities. As a result of this transaction, AltaGas’ indirect ownership in Petrogas will increase to approximately 74 percent with Idemitsu Kosan Co., Ltd. (“Idemitsu”) owning the remaining approximately 26 percent. The transaction is expected to close in the fourth quarter of 2020 or early in the first quarter of 2021, subject to regulatory approvals and customary closing conditions. The transaction is subject to clearance under the Competition Act (Canada) and the Canada Transportation Act.

5.	Full Description of Material Change:

On October 16, 2020, the Corporation announced that AIJV and SAM have entered a definitive agreement with respect to the put process surrounding Petrogas, which was originally announced on January 2, 2020. Pursuant to the Letter Agreement, AltaGas is indirectly acquiring an additional 37% of Petrogas’ equity for total consideration of approximately $715 million and additional contingent consideration of up to $16 million. This consideration includes the acquisition of 4,751,733 shares of Petrogas and incorporates working capital normalization and certain other factors. Post-closing, AltaGas’ indirect ownership in Petrogas will increase to approximately 74% with Idemitsu owning the remaining approximate 26%. Upon closing AltaGas plans to fully consolidate Petrogas’ financial results, where previously the Corporation only captured Petrogas’ historical performance through an equity pick up via AltaGas’ non-controlling interest and preferred dividends received.

AltaGas plans to initially fund the transaction with short-term debt, and to later repay such draw through the cash flow from the asset base and expected proceeds from non-core asset sales targeted over 2021. Subject to regulatory approvals and customary closing conditions, the transaction is expected to close in the fourth quarter of 2020 or first quarter of 2021. The transaction is subject to clearance under the Competition Act (Canada) and the Canada Transportation Act. The Letter Agreement contains an outside date of January 15, 2021.

The above summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Letter Agreement, a copy of which will be filed with Canadian securities regulatory authorities on SEDAR at www.sedar.com. The Letter Agreement may subsequently be amended or amended and restated and the summary above may no longer accurately reflect the material terms thereof. Any material amendments to the Letter Agreement will be filed with Canadian securities regulatory authorities on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Bradley B. Grant
Executive Vice President and Chief Legal Officer
AltaGas Ltd.

Tel:	(403) 691-7575

9.	Date of Report:

October 26, 2020.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking information (forward-looking statements). Words such as "may", "can", "will", "plan", "anticipate", "believe", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance as they relate to AltaGas are intended to identify forward-looking statements. In particular, this document contains forward-looking statements with respect to, among other things, transaction closing date, anticipated post-closing ownership in Petrogas, contingent consideration, planned funding of the transaction and anticipated asset sales. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation regulatory approval of the Petrogas transaction; achievement of conditions to closing the Petrogas transaction; the risks and impact of COVID-19; civil unrest and political uncertainty; and those other factors discussed under the heading "Risk Factors" in AltaGas’ AIF for the year ended December 31, 2019 and set out in AltaGas’ other continuous disclosure documents. Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this document. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this document, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.